SUBMITTED VIA EDGAR

Mr. Terence O’Brien

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, D.C. 20549-4631

Re:	Parker-Hannifin Corporation

Form 10-K for the Fiscal Year ended June 30, 2009

  Filed August 27, 2009

File No. 1-4982

October 15, 2009

Dear Mr. O’Brien:

We have reviewed your October 1, 2009 letter regarding your review of the filing referenced above for Parker-Hannifin Corporation (the “Company”) and provide the following responses to your comments.

Exhibit 13

Management’s Discussion and Analysis, page 13-2

Discussion of Consolidated Statement of Income, page 13-3

1.	In future filings, please quantify the extent to which current-year acquisitions negatively impacted gross margin. Refer to Item 303(A)(3)(i) of Regulation S-K for guidance.

The Company followed the guidance under Item 303(A)(3)(i) and described the significant components of revenues or expenses that, in the Company’s judgment, provided the investor with an understanding of how these acquisitions impacted the Company’s results of operations. We disclosed and quantified the extent to which acquisitions contributed to net sales. While the negative impact on gross margin was not material, the Company believed informing investors that all acquisitions are not fully integrated was useful. In future filings the Company will indicate the extent to which acquisitions impacted gross margin where such amounts are material.

Discussion of Consolidated Balance Sheet, page 13-7

2.	We note that days sales outstanding relating to trade receivables increased by three days. In future filings, please provide investors with an understanding as to why it is taking longer to collect your trade receivables, as accounts receivable is your most significant current asset.

The Company’s days sales outstanding (DSO) is calculated based on the average sales per day during the quarter and the trade accounts receivable balance at the end of the period. The average sales per day in the fourth quarter of fiscal 2009 were approximately 34% lower than in the fourth quarter of fiscal 2008. This was consistent with the overall sales decrease in 2009 and the primary reason for the increase in DSO. Over 95% of the trade accounts receivable balance was less than 60 days old at June 30, 2009 and June 30, 2008.

Terence O’Brien

October 15, 2009

Critical Accounting Policies, page 13-10

Impairment of Goodwill and Long-lived Assets, page 13-10

3.	We note that the Climate & Industrial Controls reportable segment recognized an operating loss for fiscal year 2009. To the extent that any of your reporting units have estimated fair values that are not substantially in excess of the carrying values and to the extent that goodwill for these reporting units, in the aggregate or individually, could materially impact your operating results or total shareholders’ equity, please provide the following disclosures for each of these reporting units in future filings:

•	The percentage by which fair value exceeds the carrying value as of the most recent step-one test.

•	The amount of goodwill

•	A description of the assumptions that drive the estimated fair value.

•

A discussion of the uncertainty associated with the key assumptions. For example, to the extent that you have included assumptions in your discounted cash flow model that materially deviates from your historical results, please include a discussion of these assumptions.

•	A discussion of any potential events and/or circumstances that could have a negative effect to the estimated fair value.

If you determine that the estimated fair value substantially exceeds the carrying value for all of your reporting units, please disclose this determination in future filings. Please refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the Financial Reporting Codification for guidance. Please provide us with the disclosures you intend to include in future filings.

As required by current accounting rules, goodwill is tested for impairment at the reporting unit level, which for the Company is one level below the operating segment level. The Company conducts its annual goodwill impairment test as of December 31 which, in fiscal 2009, involved estimating the fair value of 89 reporting units. The Company currently discloses that it uses a discounted cash flow model to estimate the fair value of its reporting units and also discloses the assumptions that the discounted cash flow model requires.

Of the 89 reporting units tested, eight reporting units had an estimated fair value that was less than 110% of its carrying value as of December 31, 2008 (one of the eight reporting units was part of the Climate & Industrial Controls reportable segment). The Company considers a reporting unit’s fair value that exceeds its carrying value by 110% or more to be substantial.

As of June 30, 2009, the Company further reviewed the assumptions used in the determination of the fair value of the eight reporting units whose estimated fair value did not exceed its carrying value by 110% or more and determined that based on current information (including taking into consideration the current challenging economic environment), none of the assumptions were reasonably likely to change in such a way that the fair value of these reporting units would be lower than the estimated fair value derived as of December 31, 2008. In addition, the Company noted that the carrying value of all eight reporting units declined from December 31, 2008 to June 30, 2009, resulting in the fair value of three of the eight reporting units now being at least equal to 110% of their current carrying value. The decrease in the reporting units carrying value resulted from the Company’s concerted efforts to manage its working capital, especially inventory.

Terence O’Brien

October 15, 2009

In the next filing that includes the critical accounting policies section of the MD&A, the Company will add a discussion regarding the reporting units whose estimated fair value was not substantially in excess of their carrying value. The following is the disclosure the Company intends to use in future filings and includes fiscal 2009 amounts for illustrative purposes. The Company has provided the disclosure regarding reporting units whose estimated fair value was not substantially in excess of their carrying value on an aggregate basis. Given the specific level at which the Company performs its goodwill impairment tests, it is not likely that the amount of a goodwill impairment charge at any of the individual reporting units could materially impact the Company’s operating results or total shareholders’ equity.

Impairment of Goodwill and Long-lived Assets – Goodwill is tested for impairment, at the reporting unit level, on an annual basis and between annual tests whenever events or circumstances indicate that the carrying value of a reporting unit may exceed its fair value. For the Company, a reporting unit is one level below the operating segment level. Determining whether an impairment has occurred requires the valuation of the respective reporting unit, which the Company has consistently estimated using a discounted cash flow model. The Company believes that the use of a discounted cash flow model results in the most accurate calculation of a reporting unit’s fair value since the market value for a reporting unit is not readily available. The discounted cash flow analysis requires several assumptions including future sales growth and operating margin levels as well as assumptions regarding future industry specific market conditions. Each reporting unit regularly prepares discrete operating forecasts and uses these forecasts as the basis for the assumptions used in the discounted cash flow analyses. The Company has consistently used a discount rate commensurate with its cost of capital, adjusted for inherent business risks and has consistently used a terminal growth factor of 2.5 percent. The Company also reconciles the estimated aggregate fair value of its reporting units as derived from the discounted cash flow analyses to the Company’s overall market capitalization. The Company continually monitors its reporting units for impairment indicators and updates assumptions used in the most recent calculation of the fair value of a reporting unit as appropriate. The results of the annual goodwill impairment test performed for fiscal 2009 indicated that no goodwill impairment existed. However, eight reporting units with an aggregate goodwill balance of $731.7 million had an estimated fair value less than 110% of their carrying value. The Company further reviewed the assumptions used in the estimation of the fair value for the eight reporting units and concluded that, based on information currently available, the assumptions used were not reasonably likely to change in a manner that would result in a decrease in the reporting unit’s current estimated fair value. However, should the current economic downturn worsen or the expected recovery be significantly delayed beyond what the Company has currently projected, it is possible that the estimated fair value of certain reporting units could decrease such that the second step of the goodwill impairment test will be required to be completed.

Terence O’Brien

October 15, 2009

4.	To the extent that you have tested any of your intangible assets for impairment based on the guidance in SFAS 144 during the reporting period, please disclose the value of the intangible assets that have been tested and the results of such testing. Please refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the Financial Reporting Codification for guidance. Please provide us with the disclosures you intend to include in future filings.

The Company tests for impairment of an intangible asset whenever events or changes in circumstances indicate that the carrying value of the intangible asset may not be recoverable. During fiscal 2009 the Company did not specifically test any of its intangible assets for impairment as no events or changes in circumstances indicated that the carrying value of any intangible asset may not be recoverable. In the next filing that includes the critical accounting policies section of the MD&A, the Company will specifically add a discussion regarding whether any intangible assets were tested for impairment.

The following is the disclosure the Company intends to use in future filings (activity for fiscal 2009 was used for illustrative purposes):

Long-lived assets held for use, which primarily includes finite lived intangible assets and property, plant and equipment, are evaluated for impairment whenever events or circumstances indicate that the undiscounted net cash flows to be generated by their use over their expected useful lives and eventual disposition are less than their carrying value. The long-term nature of these assets requires the estimation of its cash inflows and outflows several years into the future and only takes into consideration technological advances known at the time of the impairment test. During fiscal 2009, there were no events or circumstances that indicated that the carrying value of the Company’s long-lived assets were not recoverable.

Pensions and Postretirement Benefits Other Than Pensions, page 13-11

5.	We note that the majority of the defined benefit plan assets are 60% invested in equity securities as of June 30, 2009. We further note that you have maintained the same expected long-term rate of return for U.S. defined benefit plans for the two fiscal years ended 2009, and have increased the expected long-term rate of return for the non-U.S. defined benefit plans for fiscal year 2008. Please provide disclosures in future filings to explain to investors why your expected long-term rates of return are reasonable given the majority of the plan assets are invested in equity securities and to discuss the impact the current economic market environment has had and may have on your assumptions used to estimate the net periodic benefit cost. Your disclosures should also address the potential impact to your defined pension plans funded status and additional funding obligations you may have. Please provide us with the disclosures you intend to include in future filings.

The Company’s expected long-term rate of return assumption reflects the expected future investment returns over a 10 to 15-year period and takes into consideration such factors as the mix between actively managed and passive investments, the actual and target investment mix, inflation, and historical asset performance. The Company also takes into consideration the subcategory of assets (i.e., large cap, small cap, international) in determining the long-term rate of return. The current economic environment may have negatively impacted investment rates of return in the near-term, however, the Company does not believe this environment is indicative of the rates of return to be expected in the long-term for its portfolio.

Terence O’Brien

October 15, 2009

In December 2008, the FASB issued new guidance (formerly known as FASB Staff Position 132(R)-1) relating to employers’ disclosures about postretirement benefits. Under this new guidance, in future filings, the Company will expand its disclosures regarding investment allocation decisions and strategies, provide the basis used to determine the expected long-term rate of return on assets assumption, and disclose concentrations of risk within the plan assets, including the impact of the current economic environment. This guidance is effective for the Company as of June 30, 2010 and at the present time the Company has not determined the changes that will need to be made to its retirement benefits disclosures.

Disclosures regarding the impact of future events on the Company’s retirement plans are included in the critical accounting policies section of the MD&A. In the MD&A, the Company discloses the effect on net periodic benefit cost of a change in the expected return on plan assets and a change in the discount rate. The Company also discloses the amount of net actuarial losses that have not yet been amortized into net periodic benefit cost along with the period over which these losses are expected to be amortized.

The amount of required cash contributions to the Company’s defined benefit plans has been disclosed in the footnotes to the financial statements as required by FASB Statement No. 158. Over the past seven fiscal years, the Company has made voluntary cash contributions of approximately $540 million to its defined benefit plans. The Company has primarily used cash flows generated from operating activities to make these contributions. The Company has continual dialogue with its actuaries regarding future funding considerations especially in light of the fact that a significant portion of the Company’s defined benefit plans are closed to new entrants. The Company believes that cash flows generated from future operating activities as well as the Company’s worldwide borrowing capacity, if needed, will be sufficient in meeting future defined benefit plan funding requirements. The Company makes reference to this position on page 13-9 of its Form 10-K for the fiscal year ended June 30, 2009.

Income Taxes, page 13-11

6.	We note that you have recognized a valuation allowance of $502.1 million on gross deferred tax assets of $850.2 million as of June 30, 2009. As you have recognized income before income taxes on a consolidated basis and for the United States and foreign countries in the aggregate, please provide investors with a better understanding of the factors and other considerations that resulted in your determination that it is more likely than not that these deferred tax assets will not be realized. Please also quantify each of the components of your valuation allowance.

The valuation allowance established against gross deferred tax assets was $112.9 million as of June 30, 2009. The $502.1 million referenced in your question is the deferred tax liability related to depreciation and amortization.

Loss carryforwards comprise $101.1 million of the $112.9 million valuation allowance. A valuation allowance was established for the deferred tax assets arising from loss carryforwards due to the uncertainty of realizing the benefit of the carryforwards in future periods. In establishing the valuation allowance, the Company has considered the length of the carryforward period, the history of prior year losses by entity and the potential that future losses will limit the realization of the loss carryforward.

Terence O’Brien

October 15, 2009

7.	For the remaining $348.1 million deferred tax assets, please provide a more detailed description of the factors considered in assessing the realizability of these assets. For example, if you are relying on the reversal of your deferred tax liabilities, please disclose as such and confirm that the deferred tax liabilities will reverse in the same period, are for the same jurisdiction, and are of the same character as the temporary differences giving rise to the deferred tax assets. If you are relying on the recognition of future pre-tax income, please disclose the amount of pre-tax income that you need to generate to realize the deferred tax assets. If you are relying on tax planning strategies, please disclose the nature of your tax planning strategies, how each strategy supports the realization of deferred tax assets, the amount of the shortfall that each strategy covers, and any uncertainties, risks, or assumptions related to these tax-planning strategies. Refer to paragraphs 20-26 of SFAS 109 and Section 501.14 of the Financial Reporting Codification for guidance.

There were $737.3 million of deferred tax assets, net of the valuation allowance, as of June 30, 2009. Postretirement benefits, stock-based compensation and other reserves primarily comprise this amount. The deferred tax asset related to postretirement benefits will be realized either when the Company funds these obligations or when the assets held in trust to fund these obligations gain value. The deferred tax asset related to stock-based compensation will be realized when the related stock-based award is exercised. The deferred tax asset related to other reserves will be realized when the Company funds the obligation. The majority of these deferred tax assets relate to the Company’s North American operations and based on historical experience, the Company will generate future income and has no reason to believe that these deferred tax assets will not be realized.

1. Significant Accounting Policies, page 13-18

Long-term contracts, page 13-18

8.	In future filings, please provide the disclosures required by Rule 5-02.3(c) of Regulation S-X and Rule 5-02.6(d) of Regulation S-X in future filings. If you do not believe these disclosures to be material, please provide us with sufficient information to understand how you arrived at this conclusion.

The Company’s accounts receivable balance did not include amounts due under long term contracts making the disclosures required by Rule 5-02.3(c) of Regulation S-X not applicable. Per Rule 5-02.6(d), progress payments netted against inventories were disclosed in Note 6 to the Consolidated Financial Statements. The Company’s inventoried costs relating to long term contracts or programs is comprised of certain engineering costs. Inventoried engineering costs in inventory were approximately $40 million, or 3% of total inventory, at June 30, 2009 which the Company deemed to be immaterial.

Foreign currency Translation, page 13-19

9.	Considering the significance of income generated outside of the U.S., please disclose your policy for determining the functional currency of your foreign entities. To the extent material, please disclose the foreign entities, including those entities in hyperinflationary countries, with functional currencies that are not the local currency, including the considerations made in determining the local currency is not also the functional currency. Please refer to paragraphs 5-11 and Appendix A of SFAS 52 for guidance.

Terence O’Brien

October 15, 2009

In accordance with the authoritative guidance on foreign currency translation, the functional currency of the Company’s foreign entities is the currency of the environment in which each entity primarily generates and expends cash. For the majority of the Company’s foreign entities, the functional currency is the local currency. The Company will add this information to its Significant Accounting Policies footnote relating to foreign currency translation.

Certain of the Company’s foreign entities have functional currencies that are not the local currency because each conducts their respective business activities in currency other than the local currency however, the income generated by any one of these entities was not material. In addition, none of the countries in which the Company has operations are considered to be hyperinflationary.

3. Charges related to Business Realignment, page 13-22

10.	We note that you recognized $52.1 million of restructuring charges during fiscal year 2009, which is 7.6% of income before income taxes. We further note that you intend to continue to restructure your business in fiscal year 2010 to the extent necessary. As such, please include all of the disclosures required by paragraph 20 of SFAS 146 for each restructuring activity in future filings. Further, we note that in MD&A you attribute anticipated increases in operating income margins to your realignment efforts. In future filings, please quantify the expected effects on future operating income (i.e., the amount by which you expect expenses to decrease) and cash flows including the period the effects are expected to be realized. Subsequently, disclose whether you have realized the anticipated savings. If the anticipated savings are not achieved as expected or are achieved in periods other than as expected, please disclose as such, the reasons for the differences and the likely effects on future operating results and liquidity. Please also disclose the periods in which material cash outlays are anticipated to be made and the expected source of funding the plan. Refer to SAB Topic 5.P.4 for guidance.

The Company disclosed that it recorded a $52.1 million charge to cover costs associated with structuring its businesses in light of current and anticipated customer demand. The majority of the $52.1 million charge related to severance costs incurred with respect to general reductions in force, with no one action constituting a material portion of the total charge. The total amount to be incurred for these reductions in force was for the most part equal to the amount recognized in the same period the activity commenced and as of June 30, 2009, only $4 million of the severance payments had not been made. The Company does disclose the segment that the charge relates to and the line item in the income statement that the costs are recorded. In future filings, the Company will provide the information required by the accounting guidance formerly known as SFAS 146, paragraph 20 where deemed necessary.

In the MD&A, the Company attributed the expected increase in operating margins of the Climate & Industrial Controls Segment to the benefits of past business realignment activities. While most business realignment activities involve the incurrence of costs that would otherwise not be incurred had the activity not taken place, there are a number of initiatives that the Company considers to be business realignment activities that do involve the incurrence of an incremental cost. Such activities have previously included the layoff of employees for which severance payments were not awarded and the consolidation of production lines within the same facility. In future filings, the Company will attempt to quantify the expected future savings related to business realignment activities that involve the incurrence of an incremental expense.

Terence O’Brien

October 15, 2009

16. Contingencies, page 13-38

11.	Regarding the Parker ITR lawsuits and regulatory investigations, please disclose the amount you paid during fiscal year 2009. Please also disclose the amount of expense recognized in income before income taxes for fiscal year 2009 related to the loss contingency accruals and to your legal expenses. In this regard, we note your response letter dated March 5, 2009 in which you note approximately $49 million for the lawsuits and regulatory investigations was recognized as of March 31, 2009, which is approximately 7.2% of income before income taxes.

The accounting for the ITR lawsuits and regulatory investigations are being recorded by a foreign subsidiary, so in an effort to remove the effects of foreign currency translation, the following accrual and payment activity are presented in Euros. At the beginning of fiscal 2009, there was an accrual balance of approximately EUR 12.7 million. During fiscal 2009, additional accruals of approximately EUR 28.9 million were recorded (the most significant portion of which was the EUR 25.6 million European Commission fine recorded in March 2009). During fiscal 2009, payments of EUR 39.6 million were made. The balance as of June 30, 2009 was approximately EUR 2.0 million (which translates to approximately $2.8 million).

Legal fees incurred in connection with the ITR lawsuits amounted to approximately $3.4 million in fiscal 2009 and are not included in the amounts above.

The Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosures in its filings, (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

PARKER-HANNIFIN CORPORATION

By:	/s/ Timothy K. Pistell
Timothy K. Pistell
Executive Vice President – Finance and Administration and Chief Financial Officer

Cc:	Tracey Houser, Securities and Exchange Commission
John Hartz, Securities and Exchange Commission

bcc:	J. Leonti
J. Marten
T. Piraino